SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 25, 2003

AVECIA GROUP plc
(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester M9 8ZS
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________)

Enclosure:	Press release, Avecia to sell its Metal Extraction Products and Intermediates & Stabilizers businesses to Cytec Industries Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: June 25, 2003	By:	/s/ Derrick Nicholson
	Name:	Derrick Nicholson
	Title:	Finance Director

PRESS RELEASE

Avecia to sell its Metal Extraction Products and Intermediates & Stabilizers businesses to Cytec Industries Inc.

Manchester, England, June 23 2003 – Avecia announced today that it has signed a definitive agreement to sell substantially all of the assets and liabilities of its US-based Metal Extraction Products (MEP) and Intermediates & Stabilizers (I&S) businesses to Cytec Industries Inc. for approximately US$97m in cash. Included in the sale are the majority of assets at Avecia’s Mount Pleasant manufacturing facility, Tennessee. The agreement is subject to regulatory and other customary closing conditions.

The combined businesses had 2002 sales of approximately US $65m. The products are primarily manufactured at the Mount Pleasant facility with a small portion of the I&S products produced at Avecia’s New Castle, Delaware facility. These products will continue to be made at the New Castle site under an operating lease agreement between Avecia and Cytec.

Approximately 200 Avecia employees will transfer to Cytec upon completion of the sale.

Jeremy Scudamore, Avecia’s Chief Executive Officer said: “We are delighted to have reached agreement with Cytec for the sale of these niche businesses. Avecia is a global leader in extraction chemicals for copper oxide ores and has an established position in acrylic stabilizers and aromatic phosphines. These business units are a complementary fit with Cytec’s businesses in these market sectors”

Mr Scudamore added: “The sale of these businesses is consistent with Avecia’s strategy of being alert to opportunities that add value for Avecia investors. Going forward under Cytec ownership, both businesses will be well placed to prosper and grow in their respective market sectors”.

Net proceeds from the sale will largely be used to repay Avecia’s bank debt.

The MEP business is part of Avecia’s Specialty Products portfolio and the I&S business is part of Avecia’s Fine Chemicals segment.

- Ends -

Investor Enquiries:	Media Enquiries:	Media Enquiries:
Duncan McLellan	Andrew Smalley	Roger Johnstone

…/Con’t

Editor notes:

With 2002 sales of £575.7m, Avecia is one of Europe’s largest privately-owned specialty chemical companies. It operates in four business segments – Fine Chemicals, Electronic Materials, Specialty Products and NeoResins. The company employs over 3,500 people across 20 sites in all major world markets.

Avecia was formed on 30 June 1999, following completion of a $2.1bn (£1.3bn) buyout of the former Zeneca Specialties business from AstraZeneca. The deal was financed by Cinven and Investcorp – two of Europe’s leading private investment firms.